UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

MAVERICK LIFESTYLE, INC.

(Exact Name of Registrant as specified in its charter)

Nevada	88-1825059
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

7427 NC Hwy 58 South, Stantonsburg, NC	27883
(Address of principal executive offices)	(zip code)

(631) 964-1111

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Part II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K includes forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Form 1-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Form 1-K entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Form 1-K. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. Examples of our forward-looking statements include:

●	current or future financial performance;

●	management’s plans and objectives for future operations;

●	uncertainties associated with product research and development

●	uncertainties associated with dependence upon the actions of government regulatory agencies;

●	product plans and performance;

●	management’s assessment of market factors; and

●	statements regarding our strategy and plans.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this Form 1-K are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

This Form 1-K also incorporates by reference estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Item 1. Business

As used in this Annual Report, all references to the “Company,” “we,” “us” and “our” refer to Maverick Lifestyle, Inc.

Overview

We are a holding company for MVRK Farms LLC (“MVRK Farms”) and MVRK Tobacco Manufacturing LLC (“MVRK Tobacco”), both wholly owned Delaware subsidiaries. On March 25, 2022, we obtained all of the issued and outstanding equity in MVRK Farms and MVRK Tobacco in exchange for 2,954,803 shares of our common stock issued to the shareholders of MVRK Farms, which were Maverick Collective, Inc. which is controlled by Victor Krahn, our CEO and director, and Bryce Foreman, our Chief Technology Officer, and 2,718,602 shares of our common stock issued to the shareholder of MVRK Tobacco, which was Maverick Collective, Inc. which is controlled by Victor Krahn, our CEO and director.

We are a “Hemp Canna-Infused Products Company” primarily engaged in the manufacturing, branding, marketing, distribution and sales of products infused with hemp-derived cannabinoids (including but not limited to delta-8-THC, delta-9-THC, delta-10-THC, HHC, CBD, CBG and CBN) such as pre rolled hemp joints and hemp cigarettes, hemp cigarillos, blunts, disposable live resin vapes, gummies and unique edibles.

Our business is also engaged in the development of high speed rolling manufacturing technology specifically designed for the hemp and cannabis industry, such as converting high speed tobacco rolling machines to roll stickier products such as delta-8-THC, HHC infused hemp, packing machines to automatically package rolled products into consumer packaging ready for the shelf, factory scaled machines to process raw hemp and the processes and equipment to add terpenes and flavors to hemp, to infuse hemp with cannabinoids and to formulate into ready to roll base material.

Our goal is to provide choice, affordability, and a legal smoking experience for both existing tobacco and marijuana consumers and new hemp smokers as a preferred adult-use alternative to tobacco products and expensive, inaccessible cannabis consumption. We were founded in 2019 upon the premise of giving smokers an alternative to tobacco and nicotine addiction with our BLAZ brand CBD hemp cigarette. Based on the growth of our sales of BLAZ, we expanded to encompass factory operations and have attempted to capitalize on a new opportunity within the hemp product landscape, namely alternative cannabinoids such as delta-8-THC and HHC that are derived from hemp and offer similar taste, feel and attributes of cannabis.

Our Products

We manufacture, distribute and market premium grade smokable filtered and unfiltered, CBD, delta-8-THC, HHC infused hemp pre-rolls, blunts, hemp vapes and gummies containing less than 0.3% THC levels in accordance with the Farm Bill passed in 2018. We offer these products in various formats including, 20 pack and 10 pack pre-rolled cigarettes/ joints, 2 pack foil wrapped cigarillos/ blunts, as well as a single stick offered in a plastic tube that provides customers an opportunity to try the product at a lower price point and sampling out for marketing purposes. We have a number of display units and promotional items retailers can use to display and retail our products.

Maverick Lifestyle Brands

Our Maverick Lifestyle brands consist of DVNT, BLAZ, 2sies, Green & Wild, and STAR USA.

DVNT is our primary focus due to its favorable reception with consumers. Our DVNT branded products currently include prerolls, blunts, vapes, and gummies. We manufacture our DVNT prerolls and blunts in-house. Under our DVNT brand, we also sell disposable vapes, gummies and puff balls in a variety of flavors. We rely on third parties to manufacture the disposable vapes, gummies and puff balls we sell under our DVNT brand.

For the year ended December 31, 2022, sales of our DVNT product represented approximately 48% of our total revenues.

On the purely CBD hemp side we have 2sies hemp cigarillos that can be used as blunt wraps plus BLAZ, Green & Wild, and STAR USA which are CBD alternatives to cigarettes. We manufacture all of these products in-house. BLAZ flavor is authentic to hemp while STAR USA products mimic the flavor profile of a traditional tobacco cigarette. Our STAR USA hemp treatment process eliminates the cannabis odor profile of hemp, and similar to fine-cut tobacco, our base material is derived entirely from plant matter, yet it has no tobacco content. We believe this in-house process forms a significant part of the value of STAR USA brand.

Our BLAZ brand and Green & Wild brand products are CBD premium smokes. We created Green & Wild to fit with a more traditional look and feel on the shelf of brick and mortar tobacco retailers. Green & Wild is geared towards the flavor forward smoker including menthol, cherry and mango. Our 2sies brand is an all hemp cigarillo in five flavors.

For the year ended December 31, 2022, sales of our 2sies, BLAZ and STAR USA products represented less than 5% of our total revenues.

White Label Business

In addition, to selling our own brands, we use our ability to create desirable and unique products along with our excess production capacity to contract manufacture pre-rolls, blunts, and hemp cigarettes for many customers.

For the year ended December 31, 2022, our white label business represented approximately $381,000 of revenue.

Distribution and Marketing

We believe hemp smokables are part of a new and exciting category that requires education and marketing support at the ground level to succeed. We have over a dozen active sales reps and ambassadors covering territory across the United States who have sampled out, placed, and sold our products direct to smoke shops, convenience stores, gas stations, CBD stores and distributors in key metro areas and target markets. We have approximately 200 distributors nationwide, and we estimate we are in approximately 10,000 retailers. We have established a network of retailers across more than 30 states that purchase directly from us and through small to mid-sized key distributors. We do not have long-term distribution agreements with our distributors and, as such, we can provide no assurance that we will maintain our current distribution network.

Since our inception in 2019, through building our loyal following of hemp enthusiasts we have used influencer campaigns and directed traffic to our websites, for e-commerce sales of all our brands to consumers throughout the United States. Our site uses graphics, blog posts, news stories and testimonials to inform the consumer of the benefits of using hemp instead of tobacco and nicotine and cannabis. Customers are then able to purchase packs and cartons directly from the website and have them shipped to them throughout the U.S. as allowed by individual state laws. We currently ship direct to 25 states.

Our Market

We believe our products target consumers of both tobacco products and cannabis products in the United States. The U.S. tobacco market was valued at $75.9 billion in 2021 according to Grand View Research (https://www.grandviewresearch.com/industry-analysis/us-tobacco-market). The U.S. legal cannabis market is valued at $16.1 billion annually and growing at 30% a year according to an article in zippia.com dated July 14, 2022 (https://www.zippia.com/advice/largest-cannabis-companies/). The combustible market includes traditional cigarettes, cigars, electronic vapes, and combustible hemp products, but has historically been dominated by traditional cigarettes, which account for 75% of the worldwide tobacco sales. The CDC states that 34 million American adults currently smoke cigarettes and over 70% have some desire to quit. The market for pre-rolled cannabis products in states in which it is legal increased 38% in 2021 according to MJBizDaily.com and continues growing fast as consumers are flocking to a convenient way to enjoy flower versus grinding and rolling their own. With the advent of hemp-based THC cannabinoids such as delta-8-THC, delta-10-THC, and HHC, we believe the hemp smokables market is primed to grow as consumers on the heavily populated east and south coast of America where cannabis is not yet legal recreationally now have access to a legal, convenient, affordable way to consume THC products.

While the alternative cannabinoid market has many products, the combustible market has a smaller number of competitors of which Maverick is one. We believe smoking hemp is becoming more acceptable in mainstream society for those who smoke, and even a chosen alternative to cannabis consumption with delta-8-THC and HHC compounds. A September 24, 2020 Hemp Industry Daily report (https://hempindustrydaily.com/exclusive-tobacco-consumers-more-likely-to-convert-to-smokable-hemp-in-coming-year/), stated that tobacco smokers are 191% more likely to use hemp pre-rolls than the general population. Approximately 29% of cigarette smokers have indicated interested in smokable hemp according to Hemp Industry Daily. Our strategy is to capitalize on the current growing demand for smokable hemp and cannabis like products by offering nicotine-free, tobacco-free and cannabis free legal organically grown hemp that is tobacco-free and provides what we believe to be a richer consumer experience than cannabis. We believe our manufacturing processes will allow us to realize attractive margins for all of our distributed and proprietary branded products.

Our Strategy and Competitive Strengths

Our strategy is to leverage social media, word of mouth, event marketing, a dedicated sales force, and superior cost structure to deliver high quality, high potency products consumers will come back for on a daily basis. We intend to take advantage of the changing landscape regarding low nicotine regulation and flavor bans coming into effect with current FDA guidelines, and intend to market our nicotine free STAR USA hemp cigarettes aggressively.

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Low Cost Scaled Manufacturing. By controlling our manufacturing facility we are able to control the cost of production, develop new products and scale our products rapidly which we believe gives us an advantage over smaller competitors and other start-up entities potentially looking to enter the industry. We also compete with other smokables companies, including with “Big Tobacco” manufacturers and distributors, for shelf space in retail outlets and for marketing focus by our distributors, many of whom also distribute other smokables brands. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources, and more developed and extensive distribution networks than ours.

●	Proprietary machinery technology. By contracting our unique production technology we believe we can produce revenue through private hemp/CBD white labels, and potentially attract cannabis producers (in states where it is legal) who recognize and value an entirely new production paradigm. Our machinery is based on our customizing cigarette and cigar rolling machines to better process hemp-based products. We have not applied for or obtained patents for these customizations; however, we treat the customizations as our trade secrets.

●	Brand recognition. We are currently have approximately 200 distributors and retail stores in 30 states. From the start of our operations with the brand BLAZ to the current iteration of five brands and the rapid customer adoption of alternative cannabinoids derived from hemp represented by our brand DVNT, we believe our footprint is primed for further growth. We distribute and market our products across the United States only as allowed by individual state laws. State regulation of hemp and hemp-derived products varies and will likely continue to vary on a state-by-state basis. The variance in state law and that state laws governing hemp production are rapidly changing may increase the chance of unfavorable law enforcement interpretation of the legality of our operations as they relate to the cultivation of hemp. Further, such variance in state laws that may frequently change increases our compliance costs and risk of error.

●	Revenue generating hemp smokable company. We source, design, manufacture, distribute, market and sell across the United States generating revenue from our own brands for the last three years.

●	Experienced proven track record industry team veterans. We are led by CEO Victor Krahn, an experienced hemp supply chain veteran who exited his previous business in a sale to Canopy Growth for $300 million. Our CTO Bryce Foreman is a hemp industry leader having inserted himself in the hemp world early applying his analytic and relationship building skills honed from years working for top oil and gas firms such as Suncor.

●	Nimble and dynamic outlook. In managing our manufacturing facility, which we lease from an entity owned and controlled by our controlling shareholder and chief executive officer, Mr. Krahn, we believe we can pivot to new market trends almost instantly, while competitors who white label and contract have to wait long periods of time to implement new strategy. As the hemp/CBD alternative cannabinoid business changes and evolves, we will be ready for whatever new opportunities come about.

When compared to other producers of hemp cigarettes, we believe our product mix is unique in that the products offered by other companies are often outsourced and are often out of date before hitting the shelves. In addition, they are usually more costly and less potent and furthermore they do not closely resemble cannabis products in their form factor and potency or tobacco cigarettes in their taste and smell. Likewise, when compared to producers of cannabis and or tobacco smokable joints, cigarettes, blunts or cigarillos, our product is unique in that it is designed to closely replicate the user experience of these products affordably, though it does so with no cannabis or tobacco or nicotine content.

Manufacturing; Raw Materials

We sublease an 80,000 square foot manufacturing facility located in Stantonsburg, North Carolina, where we operate our machinery and production out of as well as general administration functions and all distribution shipping logistics. We sublease this space from North Carolina Tobacco Manufacturing LLC (“NCTM”), which is an entity that is owned by Mr. Krahn, our CEO. The landlord is MVRK Holdings LLC which is also owned by Mr. Krahn. The facility includes approximately 60,000 square feet of manufacturing space and approximately 20,000 square feet of warehouse space. We own the machinery utilized at our facility. We are currently operating nine production lines. We believe our machinery has sufficient capacity to handle our current requirements, and we believe we could increase the number of production lines in the future if needed.

The primary raw materials we utilize in our products are hemp, papers and filters. We believe there are multiple suppliers of these products and we do not have any long-term supply agreements for any of the raw materials we utilize in our products.

Trademarks

We have applied for the following trademarks:

Trademark	Jurisdiction	Status	Application #
TM: STAR USA (word)	United States of America	Pending	97/162,205
TM: STAR USA (design)	United States of America	Pending	97/162,123
TM: DVNT (word)	United States of America	Pending	97/161,716
TM: DVNT (design)	United States of America	Pending	97/161,648
TM: E6 (design 005)	United States of America	Registered	85/375,293
TM: E6 (design 032)	United States of America	Registered	77/888,447
TM: E6 (design01 032)	United States of America	Registered	85/260,797
TM: E6 (design CA)	Canada	Registered	1,506,114
TM: E6 (design01 CA)	Canada	Registered	1,507,441
TM: GREEN AND WILD (word)	United States of America	Registered	88/306,751
TM: WINK (word)	United States of America	Registered	88/272,378
TM: LETSBLAZ (word)	United States of America	Registered	90/348,978
TM: LETSBLAZ (EU)	European Union	Registered	018449085
TM: LETSBLAZ (CA)	Canada	Pending	2,096,896
TM: 2SIES (word)	United States of America	Registered	88/930,203

Government Regulation

Laws and Regulations Relating to Our Products

The production, distribution and sale in the United States of many of our products are subject to the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, competition laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, various other federal, state and local statutes applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products, and rules and regulations adopted pursuant to these laws.

On December 20, 2018, the Agricultural Improvement Act of 2018, which is also known as the “2018 Farm Bill,” was enacted and, among other things, further legalized hemp under U.S. federal law, but with compliance still being required with all applicable state hemp laws. The 2018 Farm Bill includes certain benefits for the hemp industry in the United States, including: (i) the extension of the protections for hemp research and researchers and the conditions in which hemp research can be done, (ii) the protection of hemp farmers and hemp production under federal crop insurance programs, (iii) the permitting of the cultivation, interstate transportation and sale of hemp and hemp products in the U.S. in compliance with all other applicable federal and state laws, and (iv) the removal of hemp and hemp derived products from Schedule 1 of the Controlled Substances Act (“CSA”).

As of January 1, 2021, federal law and the laws of 47 states in the United States and the District of Columbia have legalized hemp, 36 states in the United States, the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands have enacted laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis/marijuana and consumer use of cannabis/marijuana in connection with medical treatment, and 15 states in the United States, the District of Columbia, Guam, and the Northern Mariana Islands have legalized cannabis/marijuana for adult recreational use. Other states are considering similar legislation. Conversely, under the federal CSA, the policies and regulations of the federal government and its agencies are that cannabis/marijuana has no medical benefit, and a range of activities are prohibited, including cultivation, possession, personal use, and interstate distribution of cannabis/marijuana.

Our activities in the United States only involve legal hemp in compliance with the CSA. The hemp and the marijuana plants are both part of the same cannabis genus, except that hemp does not have more than 0.3% dry weight content of delta-9-tetrahydrocannabinol (“THC”). While 2018 Farm Bill legalized hemp and cannabinoids extracted from hemp in the United States, such extracts remain subject to state laws and regulation by other U.S. federal agencies such as the FDA, U.S. Drug Enforcement Administration (“DEA”), and the U.S. Department of Agriculture (“USDA”). The same plant, with a higher THC content is marijuana, which is legal under certain state laws, but which is currently not legal under U.S. federal law. The similarities between these plants can cause confusion.

A California law known as Proposition 65 requires a specific warning to appear on any product containing a component listed by the state as having been found to cause cancer or birth defects. The state maintains lists of these substances and periodically adds other substances to these lists. Proposition 65 exposes all food and beverage producers to the possibility of having to provide warnings on their products in California because it does not provide for any generally applicable quantitative threshold below which the presence of a listed substance is exempt from the warning requirement. Consequently, the detection of even a trace amount of a listed substance can subject an affected product to the requirement of a warning label.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Laws and Regulations Relating to Data Privacy

In the ordinary course of our business, we collect and store proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk. A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, the Securities Exchange Act of 1933, and the Nasdaq Stock Market LLC Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

Employees

As of December 31, 2022, we had seven employees, all of whom are full-time.

We do not believe any of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Properties

We sublease an 80,000 square foot manufacturing facility located in Stantonsburg, North Carolina from NCTM, which is an entity owned by Mr. Krahn, our CEO. The landlord is MVRK Holdings LLC which is also owned by Mr. Krahn. The sublease agreement is terminable by the landlord at any time and has payment terms of $1,400 monthly.

Legal Proceedings

From time to time, the Company is involved in litigation matters relating to claims arising from the ordinary course of business. While the results of such claims and legal actions cannot be predicted with certainty, the Company’s management does not believe that there are claims or actions, pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations, financial condition, or cash flows.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were formed on March 25, 2022, in the State of Nevada as holding company for MVRK Farms and MVRK Tobacco, both of which are wholly-owned Delaware subsidiaries. We are in the business of manufacturing, branding, marketing, distribution and sales of products infused with hemp-derived cannabinoids (including but not limited to delta-8-THC, delta-9-THC, delta-10-THC, HHC, CBD, CBG and CBN) such as pre rolled hemp joints and hemp cigarettes, hemp cigarillos, blunts, disposable live resin vapes, gummies and unique edibles.

Results of Operations

Comparison For the Years Ended December 31, 2022 and 2021

Product Sales

During the years ended December 31, 2022 and 2021, our sales were $2,249,915 and $2,250,071, respectively. During the year ended December 31, 2021, we relied upon members of our sales team to collect receivables from customers. In early 2022, we revised our policy and began to have our administrative staff reach out to customers and collect past due accounts. Some of these accounts were collected upon, some had product returned and some were written off. We have revised our terms to be “payment prior to shipment” with a limited number of accounts with 30 day or less terms.

Cost of Sales

The primary components of cost of sales are the hemp raw material, packaging, manufacturing costs to roll the hemp, machine costs, maintenance, and distribution fees. Our decrease in cost of sales is mainly driven by increase sales of our DVNT brand as compared to the rest of the brand portfolio which optimizes marketing dollars more effectively due to the desirability of the product itself.

During the years ended December 31, 2022 and 2021, cost of sales amounted to $970,200 and $1,002,171, respectively, a decrease of $31,971 or 3.2% due to a moderate reduction in the cost of hemp.

Depreciation

During the years ended December 31, 2022 and 2021, cost due to depreciation was $1,886,588 for both years. Depreciation is mostly attributed to the equipment held by MVRK Tobacco.

General and Administrative

During the years ended December 31, 2022 and 2021, costs related to general and administrative expenses were $470,398 and $905,357, respectively, a decrease of $434,959 or 48.0%. The decrease is due to $467,000 in allowance for doubtful accounts or bad debt expense in 2021 that we did not have in 2022. General and administrative expenses relate to office supplies, legal, promotional items, insurances, trade shows, consulting fees, dues/subscriptions, and bank fees.

Loss from Operations

During the year ended December 31, 2022, loss from operations amounted to $1,077,271 as compared to $1,544,045 for the year ended December 31, 2021. The decrease was attributed mainly the reduction in general and administrative expenses described above.

Other Income (Expense)

During the year ended December 31, 2022, other expense amounted to $877,500 as compared to other expense of $728,987 for the year ended December 31, 2021. Other expenses consisted entirely of interest expenses related to outstanding debt obligations.

Liquidity and Capital Resources

On December 31, 2022 we had cash of $113,338 and we had a working capital deficit of $1,293,896. We have historically funded our operations from proceeds from products sales and from debt and equity sales.

Our continuation as a going concern is dependent upon our ability to obtain continued financial support from our stockholders, necessary equity financing to continue operations and the attainment of sufficient profitable operations. As of December 31, 2022, we have incurred an accumulated deficit of $5,904,313 since inception and have not yet generated significant income from operations. Our primary source of operating funds in 2022 was from product sales. We have experienced net losses from operations since inception but expect these conditions to improve in the near term and beyond as we develop our business model.

We can provide no assurance that we will ultimately achieve profitable operations or become cash flow positive or raise additional debt and/or equity capital. Our current capital resources are not adequate to continue growing our business. If we are unable to raise additional capital or secure additional lending in the near future, we will need to cut back on growth expectations. Upon completion of this offering, we believe we will have cash on hand sufficient to fund our planned growth and operations for a period of at least twelve months.

On March 5, 2020, we entered into a loan with the BH Group LLC, an entity owned by a former shareholder of the Company, in conjunction with an asset purchase agreement. The loan was for the amount of $9,750,000 and accrued interest of 7% per annum for the first 18 months, and 9% per annum thereafter, compounding on a quarterly base. The outstanding principal amount and any accrued but unpaid interest was originally due and payable on March 5, 2023. On January 31, 2023, we amended the loan agreement to add a conversion option where beginning on the date of the consummation of this offering, the lender has the option to convert the outstanding principal and interest under the note into our common stock at a conversion price equal to the price per share in this offering. We also extended the maturity date of the note until March 2024, and revised the payment schedule to include a $2.1 million payment representing $219,375 of interest due on February 1, 2023, a $181,136 payment representing interest due on May 1, 2023, and the remaining $1,699,488 representing principal payment. In addition, borrowings under the loan are secured by a first lien on our assets. If we fail to comply with the payments specified in the loan, the lender could declare an event of default, which would give it the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, since the borrowings under the loan are secured by a first lien on our assets, upon such an event of default, the lender may foreclose on our assets. We do not intend to use the proceeds from this offering to repay the loan.

Cash Flows

The following table provides detailed information about our net cash flows:

	Year Ended December 31,
	2022	2021
Net cash provided by (used in) operating activities	$(13,544)	$112,813
Cash Flows From Investing Activities Purchase of Property and equipment	-	(39,241)
Net cash provided by (used in) financing activities	23,168	-
Net change in cash	$9,623	$73,572

Net cash used in operating activities was $13,544 for the year ended December 31, 2022 and net cash provided by operating activities was $112,813 for the year ended December 31, 2021.

For the year ended December 31, 2021, net cash provided by operating activities was due primarily to net loss of $2,627,509 offset by non-cash depreciation expense of $1,886,588, increase in deferred tax liability, and changes in operating assets and liabilities highlighted by an increase in inventory $(1,165,181), and increase in other liabilities to related parties of $310,676 and an increase in accounts payable of $1,072,421, which accounts payable were satisfied during the year ended December 31, 2022.

For the year ended December 31, 2022, net cash used operating activities was due primarily to net loss of $1,600,286 offset by non-cash depreciation expense of $1,886,588, and decrease in deferred tax liability, and changes in operating assets and liabilities highlighted by a decrease in inventory $818,861, and increase in other liabilities to related parties of $236,176 and a decrease in accounts payable of $(1,006,655).

Net cash from financing activities was $23,168 for the year ended December 31, 2022 from the sale of shares in our Regulation A offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates as of December 31, 2022 and 2021 include the assumptions used in the collectability of accounts receivable, estimates of current and deferred income taxes and deferred tax valuation allowances, useful lives of property and equipment, impairment of property and equipment and estimation of sales returns and refund liability.

Fair Value of Financial Instruments and Fair Value Measurements

FASB ASC 820 - Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 requires disclosures about the fair value of all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on December 31, 2022. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2—Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3—Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the consolidated balance sheets for cash, due from and to related parties, prepaid expenses, accounts payable and accrued liabilities approximate their fair market value based on the short-term maturity of these instruments. The carrying amount of the notes payable approximates its fair value based on the contractual terms of the debt.

Revenue Recognition

It is our policy that revenues from product sales is recognized in accordance with ASC 606 “Revenue Recognition.” Five basic steps must be followed before revenue can be recognized; (1) Identifying the contract(s) with a customer that creates enforceable rights and obligations; (2) Identifying the performance obligations in the contract, such as promising to transfer goods or services to a customer; (3) Determining the transaction price, meaning the amount of consideration in a contract to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer; (4) Allocating the transaction price to the performance obligations in the contract, which requires the company to allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract; and (5) Recognizing revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from allowances for returns. We constrain revenue by giving consideration to factors that could otherwise lead to a probable reversal of revenue. Collectability of revenue is reasonably assured based on historical evidence of collectability between us and our customers.

Revenues from sales to distributors are recognized at the time the products are delivered to the customers.

Revenues equipment usage is recognized at the time the products are manufactured on our facilities.

Inflation and Changing Prices

Neither inflation nor changing prices for the year ended December 31, 2022 had a material impact on our operations. However, we expect significant impact from current inflation trends for the remainder of 2023.

Item 3. Directors and Officers

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of December 31, 2022. Our officers are appointed by, and serve at the pleasure of, the Board of Directors. They are each serving on a full-time basis.

Name	Age	Position	Term of Office
Victor Krahn	51	Chief Executive Officer and Director	Since inception
Bryce Foreman	34	Chief Technology Officer	Since inception

Set forth below is biographical information about each of the individuals named in the tables above:

Victor Krahn, Chief Executive Officer, and Director

Victor Krahn became our Chief Executive Officer and a member of our Board of Directors at the inception of the Company in March 2022. Along with Bryce Foreman, Mr. Krahn founded a hemp smokables company in April 2019 marketed under the brand BLAZ. This company became MVRK Farms, which was acquired by the Company in March 2022. From November 2017 until a successful exit in July 2018, Mr. Krahn was the President of BC Tweed JV, a JV that put together large scale greenhouse tech with a large publicly traded cannabis company, Canopy Growth Corp. who in July 2018 acquired Mr. Krahn’s interest in the venture. Mr. Krahn is a founding partner of SunSelect Produce Inc., which along with his family grew one of the premier greenhouse produce businesses on the west coast of North America from 1990 to December 2021. Mr. Krahn is a graduate of University of the Fraser Valley with a degree in Architectural Technology. We believe Mr. Krahn’s vast experience in the hemp industry and his day-to-day operational leadership of our company make him well qualified as a member of our Board.

We expect to appoint three additional directors who meet the independence rules of the Nasdaq Stock market effective upon the date that the registration statement of which this prospectus forms a part is declared effective. We have not yet identified these independent directors.

Bryce Foreman, Chief Technology Officer

Bryce Foreman joined MVRK in March 2020 as a founder and Chief Technology Officer. Along with Victor Krahn, Mr. Foreman founded a hemp smokables company in April 2019 marketed under the brand BLAZ. This company became MVRK Farms, which was acquired by the Company in March 2022. Since January 2018, Mr. Foreman has provided business analyst services for Canopy Growth / SunSelect Produce managing construction projects and facility conversions, implementation and management of operating systems, and general forecasting and analytics. From May 2015 to May 2017, Mr. Foreman worked for Atlas RFID as a software systems analyst, where he provided process and data analysis for mega-construction projects, and built analytics to track global logistics. Mr. Foreman is a graduate of MacEwan University.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compensation of Directors and Executive Officers

The following table shows the compensation awarded to or earned in the last two fiscal years by our executive officers and directors.

Summary Compensation Table – 2022

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
Victor Krahn (1)	2022	$—	$—	$—	$—	$—	$—
Chief Executive Officer	2021	$—	$—	$—	$—	$—	$—

Bryce Forman	2022	$102,000	$—	$—	$—	$—	$102,000
Chief Technology Officer	2021	$102,000	$—	$—	$—	$—	$102,000

(1)	Mr. Krahn has not received any compensation from us for his services to date. We intend to enter into an employment agreement with Mr. Krahn.

Employment Agreements

We do not have any employment agreements with our officers.

Outstanding Equity Awards

As of December 31, 2022, none of our executive officers or directors had been issued any options.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended December 31, 2022, nor do they currently receive any compensation for such services.

Item 4. Security Ownership of Management and Certain Securityholders

The following tables sets forth certain information regarding beneficial ownership of our common stock as of February 1, 2023 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer, and director nominee, and (iii) all of our directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Maverick Lifestyle Inc., 7427 NC Hwy 58 South, Stantonsburg, North Carolina 27883.

	Common Stock Beneficially Owned Prior to this Offering (1)
Name of Beneficial Owner	Class A Common Stock	Percent of Class A Common Stock (%)	Class B Common Stock	Percent of Class B Common Stock (%)	Voting Power
Victor Krahn (2)	-	-	4,875,753	100%	98.0%
Bryce Foreman	462,951	46.3%	-	-	0.9%

All directors and executive officers as a group (two persons)	462,951	46.3%	4,875,753	100%	98.9%

(1)	Based on 999,812 shares of Class A Common Stock and 4,875,753 shares of Class B Common Stock issued and outstanding as of the date of this prospectus, respectively.

(2)	Victor Krahn, the Company’s sole director and CEO, holds 100% of his holdings in the Company through Maverick Collective, Inc. Mr. Krahn has investment and voting control over the shares held by Maverick Collective, Inc.

Item 5. Interest of Management and Others in Certain Transactions

On March 25, 2022, we purchased 100% of the membership interests in MVRK Farms LLC, a Delaware limited liability company, held by Victor Krahn and Bryce Foreman, in exchange for 2,955,002 shares of our common stock. In addition, on the same day, we purchased 100% of MVRK Tobacco Manufacturing, LLC, Delaware corporation, held by Mr. Krahn in exchange for 2,718,602 shares of common stock. As a result, the Company became a holding company with two wholly-owned subsidiaries.

MVRK Farms has a manufacturing and distribution agreement with North Carolina Tobacco Manufacturing LLC (“NCTM”) for a fee of $0.005 per stick sold by NCTM. The manufacturing and distribution agreement is an informal agreement that does not contain any other terms or conditions, and may be terminated by either party at any time. NCTM is owned 100% by Victor Krahn, our CEO and director. NCTM also pays a fee to MVRK Tobacco of $0.0002 per stick manufactured for the right to use the equipment held by MVRK Tobacco. The foregoing is memorialized in an informal agreement that does not contain any other terms or conditions, and may be terminated by either party at any time.

Item 6. Other Information

Reverse Split

On May 4, 2023, we effected a one-for-5.07614 reverse split of our common stock. All share and per share information has been restated retroactively, giving effect to the reverse split for all periods presented.

Dual Class Structure

Under our articles of incorporation, we are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of preferred stock. Class B Common Stock is entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class A Common Stock is entitled to one vote on any such matter. A share of Class B Common Stock may be voluntarily converted into a share of Class A Common Stock. A transfer of a share of Class B Common Stock will result in its automatic conversion into a share of Class A Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class B Common Stock to another holder of Class B Common Stock will not result in such automatic conversion. Class A Common Stock is not convertible. Other than voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Item 7. Financial Statements

New York Office: 805 Third Avenue New York, NY 10022 212.838-5100 www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of MVRK Lifestyles, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MVRK Lifestyles, Inc. (the “Company”) as of December 31, 2022, and 2021, the related consolidated statement of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2022, and 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, recurring losses, and expects continuing future losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ RBSM LLP

New York, NY

June 27, 2023

PCAOB ID Number 587

New York, NY Washington DC Mumbai & Pune, India Boca Raton, FL

San Francisco, CA Las Vegas, NV Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

MVRK LIFESTYLE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS

CURRENT ASSETS:
Cash	$113,338	$103,714
Accounts Receivable, net of allowance for doubtful accounts of $0 and $101,282, respectively	118,713	68,867
Inventory	522,700	1,341,561
Due from related party	120,000	73,573
Other assets	17,694	-
Asset for recovery	43,917	24,117
Total Current assets	936,362	1,611,832

NON-CURRENT ASSETS:
Property and equipment, net	7,907,978	9,794,566
Right of Use Asset	2,775	18,768
Total Non-current assets	7,910,753	9,813,334

TOTAL ASSETS	$8,847,115	$11,425,164

CURRENT LIABILITIES:
Accounts payable	$128,765	$1,135,421
Lease liability - current	2,776	15,993
Accrued interest	146,250	146,250
Shares subscription liability	23,168	-
Other liabilities	127,834	20,608
Current Portion of notes payable - related party	1,699,489	-
Refund liability	101,976	69,177
Total Current liabilities	2,230,258	1,387,448

NON-CURRENT LIABILITIES:
Notes Payable-Related Party, net of current portion	8,050,511	9,750,000
Deferred Tax Liability	-	354,485
Other liabilities to related parties	1,450,659	1,214,483
Lease Liability - non-current	-	2,775
Total Non-current liabilities	9,501,170	11,321,743

TOTAL LIABILITIES	11,731,428	12,709,192

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001 par value per share, 10,000,000 authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value per share, 490,000,000 authorized, 5,675,564 shares issued and outstanding	5,675	-
Additional Paid in Capital	3,014,325	3,020,000
Accumulated Deficit	(5,904,313)	(4,304,027)
TOTAL STOCKHOLDERS’ DEFICIT	(2,884,313)	(1,284,027)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,847,115	$11,425,164

The accompanying notes are an integral part of these consolidated financial statements

MVRK LIFESTYLE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$2,249,915	$2,250,071

OPERATING COSTS AND EXPENSES:
Cost of Sales	970,200	1,002,171
Depreciation	1,886,588	1,886,588
General and administrative	470,398	905,357
TOTAL OPERATING EXPENSES	3,327,186	3,794,116

LOSS FROM OPERATIONS	(1,077,271)	(1,544,045)

OTHER EXPENSE:
Interest expense	(877,500)	(728,987)
Other Income	-	8
TOTAL OTHER EXPENSE	(877,500)	(728,979)

NET LOSS BEFORE INCOME TAX	(1,954,771)	(2,273,024)

Income tax (benefit) expense	(354,485)	354,485

NET LOSS	$(1,600,286)	$(2,627,509)

Net Loss Per Share	$(0.28)	$(0.46)

Weighted average shares outstanding, basic and diluted	5,675,564	5,675,564

The accompanying notes are an integral part of these consolidated financial statements

MVRK LIFESTYLE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance December 31, 2020	197	-	$3,020,000	$(1,676,518)	$1,343,482

Net loss	-	-	-	(2,627,509)	(2,627,509)

Balance December 31, 2021	197	$-	$3,020,000	$(4,304,027)	$(1,284,027)

Net loss	-	-	-	(1,600,286)	(1,600,286)

Contributions and formation of MVRK Lifestyles, Inc.	2,954,803	2,955	(2,955)	-	-

Shares issued in the Reg A offering	1,964	1	(1)	-	-

Issuance of shares for merger of MVRK Farms LLC and MVRK Tobacco, LLC	2,718,600	2,719	(2,719)	-	-

Balance December 31, 2022	5,675,564	$5,675	$3,014,325	$(5,904,313)	$(2,884,313)

The accompanying notes are an integral part of these consolidated financial statements

MVRK LIFESTYLE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,600,286)	$(2,627,509)

Reconciliation of net loss to net cash (used in) provided by operating activities
Depreciation expense	1,886,588	1,886,588
Deferred Income tax (benefit) expense	(354,485)	354,485
Changes in operating assets and liabilities:
Accounts receivable	(49,846)	153,711
Inventory	818,861	(1,165,181)
Right of Use Asset	15,993	14,915
Lease liability	(15,992)	(14,915)
Asset for recovery	(19,800)	(19,795)
Due from related party	(46,428)	(43,062)
Accrued interest	-	32,500
Other liabilities to related parties	236,176	310,676
Other assets	(17,694)	88,781
Accounts payable	(1,006,655)	1,072,421
Other liabilities	107,226	20,608
Refund liability	32,798	48,589

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(13,544)	112,813

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	(39,241)
NET CASH USED IN INVESTING ACTIVITIES	-	(39,241)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Reg A financing	23,168	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	23,168	-

Net change in cash	9,623	73,572

Cash and cash equivalents, beginning of year	103,714	30,143

Cash and cash equivalents, end of year	$113,338	$103,715

Interest paid	$658,125	$696,487
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

NOTE 1. ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

MVRK Lifestyle Inc. (“Maverick” or the “Company”) was formed in the state of Nevada on March 25, 2022. At this time MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick. This merger has been retroactively reflected to these financial statements effective February 26, 2020 (Inception).

Maverick is a supplier and distributor of high-end CBD and non-tobacco products.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and satisfaction of liabilities in the ordinary course of business. As shown in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of $1.6 million and $2.6 million for the years ended December 31, 2022 and December 31, 2021, respectively, and has an accumulated deficit of $5.9 million as of December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital. The Company intends to finance its future development activities and its working capital from external financing. However, there can be no assurance that the Company will be successful in these endeavors.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MVRK Tobacco Manufacturing LLC and MVRK Farms LLC. All material inter-company balances and transactions have been eliminated. The period prior to March 25, 2022 have been combined under guidance of ASC 810-10-45-10, Consolidations.

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and disclosure in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements. The more significant estimates and assumptions by management include among others: production costs for inventory, the useful lives of equipment and depreciation expense, the assessment of impairment of property and equipment, the valuation allowance on deferred tax assets, operating expense accruals, and revenue recognition.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Property and Equipment

Property, plant, and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s fixed assets consist of manufacturing equipment, which has a useful life of 7 years. The Company regularly evaluates the estimated remaining useful lives of the Company’s property and equipment to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation. Maintenance and repairs are charged to expense as incurred. Long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company specifically noted that the long-lived asset groups had current period losses and a history of such. Accordingly, a triggering event is deemed occurred and an impairment review was deemed warranted for the long lived asset groups as of December 31, 2022. If the estimated undiscounted cash flows exceed the carrying amount (i.e., net book value) of the long-lived asset (asset group), the long-lived asset (group) is recoverable; therefore, an impairment does not exist and a loss cannot be recognized. Based on the results of the undiscounted cash flow analysis, the Company concluded that the long-lived asset group(s) were recoverable and no impairment calculation was required.

Inventories

Inventories are determined using the first-in, first-out (“FIFO”) basis and valued at the lower of cost or net realizable value. The cost of raw hemp bud is based on the purchase price and related costs incurred to bring the raw hemp bud to its current location and condition. Raw materials primarily consist of unprocessed leaf tobacco. Production and freight costs, which are included in cost of goods sold are determined using the weighted average cost method. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments or other economic factors.

Inventory Obsolescence

We assess our inventory for obsolescence on a regular basis. Shelf life is determined by the Raw Hemp Bud quality, and the Raw Hemp Bud is the most perishable raw material item in our product. Raw Hemp Bud shelf life is three years. We produce finished goods until our Raw Hemp is completely depleted. At this time, we run out of most finished goods before the next load of Raw Hemp comes in, thus we have no obsolete inventory.

As for packaging inventory, all of our current stock is the current version of the boxes, paper, etc. Thus none is obsolete. The only time packaging could be obsolete is if there is a shelf life of cardboard. We periodically review the packaging inventory to determine if there are any potential obsolescence risks.

The estimates used to measure inventory obsolescence are based on historical sales and usage patterns, as well as any known changes in the marketplace or technology. We record inventory write-downs as an expense in the period in which they are determined.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Revenue Recognition

It is the Company’s policy that revenues from product sales is recognized in accordance with ASC 606 “Revenue Recognition.” Five basic steps must be followed before revenue can be recognized; (1) Identifying the contract(s) with a customer that creates enforceable rights and obligations; (2) Identifying the performance obligations in the contract, such as promising to transfer goods or services to a customer; (3) Determining the transaction price, meaning the amount of consideration in a contract to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer; (4) Allocating the transaction price to the performance obligations in the contract, which requires the company to allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract; and (5) Recognizing revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from allowances for returns. The Company constrains revenue by giving consideration to factors that could otherwise lead to a probable reversal of revenue. Collectability of revenue is reasonably assured based on historical evidence of collectability between the Company and its customers.

Revenues from sales to distributors are recognized at the time the products are delivered to the customers.

Revenues equipment usage is recognized at the time the products are manufactured on the Company’s facilities.

Leases

Upon inception, the Company adopted Accounting Standards Codification Topic 842, “Leases” (“ASC 842”) to replace existing lease accounting guidance. This pronouncement is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the consolidated balance sheet for most leases. Expenses associated with leases will continue to be recognized in a manner similar to previous accounting guidance. The Company adopted ASC 842 utilizing the transition practical expedient added by the Financial Accounting Standards Board (“FASB”), which eliminates the requirement that entities apply the new lease standard to the comparative periods presented in the year of adoption.

The Company is involved in lease contracts when the Company obtains the right to use the assets. Operating leases are included in the line items right-of-use asset, lease obligation, current, and lease obligation, long-term on the consolidated balance sheet. Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations. The Company determines the lease term by agreement with lessor.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Segments – The Company currently operates under one segment, CBD products.

Income Taxes – MVRK Tobacco Manufacturing LLC and MVRK Farms LLC were included in the consolidated income tax return of the Maverick Collective, Inc., the Parent company, and operated under a tax sharing agreement with the Parent. In accordance with this tax sharing agreement, the allocation of the consolidated tax liability will be based on a separate return basis. Under this method, the Company is required to remit to the Parent any tax liability; however, the Company is not given current credit or refunds for net losses until future net taxable income is generated by the Company in an amount sufficient to realize such credits or refunds. Effective, March 22, 2022, MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick Lifestyles, Inc. Maverick Lifestyles, Inc. is not expected to be included in the consolidated tax return of Maverick Collective, Inc. during 2022.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more-likely-than-not.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Loss per Share – Earnings per common share (“EPS”) is computed by dividing net income allocated to common stockholders by the weighted-average common shares outstanding. Diluted EPS is computed by dividing income allocated to common stockholders plus interest on dilutive convertible notes payable that can be tendered to exercise common stock, by the weighted-average common shares outstanding plus amounts representing the dilutive effect of outstanding convertible notes payable and the dilution resulting from the conversion of common stock options, if applicable.

For the years ended December 31, 2022 and 2021, there were no convertible notes payable or common stock options outstanding and no other items that would have been antidilutive. MVRK Lifestyle Inc. was formed in the state of Nevada on March 25, 2022. At this time MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick. All share and per share amounts contained in the financial statements have been adjusted to reflect this merger for all periods presented. The weighted average shares outstanding determined for the years ended December 31, 2022 and 2021 were based on the 5,555,400 common shares issued for the merger.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”), which requires the measurement of expected credit losses for financial instruments carried at amortized cost, such as accounts receivable, held at the reporting date based on historical experience, current conditions and reasonable forecasts. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financing Instruments—Credit Losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. On November 15, 2019, the FASB delayed the effective date of FASB ASC Topic 326 for certain small public companies and other private companies. As amended, the effective date of ASC Topic 326 was delayed until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition. The Company does not currently believe the adoption of this standard will have a significant impact on its consolidated financial statements, given its history of minimal bad debt expense relating to trade accounts receivable.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2022	December 31, 2021
Manufacturing equipment and machinery	$13,206,117	$13,206,117
Less: Accumulated depreciation	(5,298,139)	(3,411,551)
Property and Equipment, net	$7,907,978	$9,794,566

Depreciation expense associated with property and equipment is included in depreciation within the Company’s Statement of Operations and was $1,886,588 and $1,886,588 for the years ended December 31, 2022, and December 31, 2021, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

On March 5, 2020, the Company entered into a loan with the BH Group LLC, owned by a former shareholder of the Company, in conjunction with an asset purchase agreement. The Company is jointly liable for the obligation, which is collectively signed by MaVeRicK Collective Inc. (“the Parent Company”), the Company’s parent company, as well as North Carolina Tobacco Manufacturing LLC (“NCTM”), Greener & Wilder LLC, MVRK Distribution LLC, MVRK Holdings LLC (“MVRK Holdings”), MVRK Distro LLC, North Carolina Tobacco Manufacturing LLC, North Carolina Tobacco Importers, LLC, and 21st Century Brands Distributing LLC, all of which are subsidiaries held by the parent company.

The loan was for the amount of $9,750,000 and accrues interest of 7% per annum for the first 18 months, and 9% per annum thereafter, compounding on a quarterly base. The outstanding principal amount and any accrued but unpaid interest shall be due and payable on March 5, 2023. During the year ended December 31, 2022, the Company incurred interest expense during the year of $877,500, of which $146,250 was accrued, and $219,375 was paid by NCTM on behalf of the Company. During the year ended December 31, 2021, the Company incurred interest expense during the year of $842,737, of which $146,250 was accrued, and $696,487 was paid by NCTM on behalf of the Company. The interest paid by NCTM on behalf of the Company is included as a non-current liability on the consolidated balance sheet as “Other liabilities to related parties.”

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

As of December 31, 2022, the Company had a $1,450,659 liability for other liabilities to related parties. $1,370,862 relates to interest expenses paid by NCTM on behalf of the Company (see above), $32,197 relates to accrued labor costs by NCTM, and $47,600 relates to lease payments due to MRVK Tobacco Manufacturing LLC (“MTM”) (see footnote 6).

As of December 31, 2021, the Company had a $1,214,483 liability for other liabilities to related parties. $1,151,487 relates to interest expenses paid by NCTM on behalf of the Company (see above), $32,196 relates to accrued labor costs by NCTM (see footnote 5), and $30,800 relates to lease payments due to MRVK Tobacco Manufacturing LLC (“MTM”) (see footnote 6).

NOTE 5. INVENTORY

Inventories consist of the following at December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Finished goods	$111,469	$623,919
Packaged goods	199,638	293,620
Raw materials	211,593	424,022
Total Inventory	$522,700	$1,341,561

The Company’s raw materials are sent to NCTM for the production into final inventory. NCTM holds the finished goods in their warehouses until orders come in, and then ships out the final product to the customers.

NOTE 6. LEASE ACCOUNTING

On March 5, 2020, the Company entered into a sublease agreement with MRVK Tobacco Manufacturing LLC (“MTM”), a subsidiary held by the Parent Company, to lease an office building located in North Carolina. The Tenant of the office building is MVRK Holdings. The lease has a term of one year which management is reasonably certain to be extended for an additional two years. The lease calls for monthly payments in the amount of $1,400. During the year ended December 31, 2022, the Company incurred costs of $16,800, which were accrued and fully outstanding at December 31, 2022. During the year ended December 31, 2021, the Company incurred costs of $16,800, which were accrued and fully outstanding at December 31, 2021.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

The Company’s weighted-average remaining lease term relating to its operating leases is 0.17 years, with a weighted-average discount rate of 7%.

The Company incurred $16,800 and $16,800 of lease expense for its operating lease for years ended December 31, 2022, and 2021, respectively.

The following table presents information about the amount and timing of liabilities arising from the Company’s operating leases as of December 31, 2022:

For the Year Ended December 31, 2023
$2,800
Total undiscounted operating lease payments	2,800
Less: Imputed interest	24
Present value of operating lease liabilities	$2,776

NOTE 7. REFUND LIABILITY

The refund liability is the difference between the consideration received or receivable for a sale and the revenue recognized. The balance represents the estimated sales returns, net of inventory to be returned at cost, at December 31, 2022 and 2021.

We have changed our return policy for our product line in late 2022 and in most cases do not accept returns unless product is damaged when received by customer. If customer has product that is not moving, then consideration may be made for exchange of product as long a product wishing to be returned is still sellable.

NOTE 8. INCOME TAXES

There was an income tax expense (benefit) of $(354,485) and $354,485 reflected in the results of operations for the years ended December 31, 2022 and 2021.

The tax effects of temporary differences which give rise to deferred tax assets (liabilities) are summarized as follows:

	For the Year Ended December 31,	For the Year Ended December 31,
	2022	2021
Net operating loss carryforward	$536,858	-
Depreciation	$(444,278)	(379,488)
Allowance for doubtful accounts	$-	25,003
	92,580	(354,485)
less: Valuation allowance	(92,580)
Total deferred tax assets	$-	(354,485)

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Reconciliation of the statutory federal income tax to the Company’s effective tax:

	For the year ended December 31,	For the year ended December 31,
	2022	2021
Statutory federal tax rate	21.00%	21.00%
State rate net of federal benefit	3.17	-3.03
Loss surrendered to Maverick Collective, Inc.	0.00	-37.84
Change in valuation allowance	(5.00)	(1.66)
Provision for income taxes	19.16%	(21.53)%

The Company had net operating losses of $2,378,000 for both federal and state that were generated in the current year which does not expire but is subject to an 80% utilization against future taxable income. In prior years, the Company had accumulated net operating loss carryforwards of approximately $4.7 million at December 31, 2021 which were surrendered to Maverick Collective, Inc. as MVRK Tobacco Manufacturing LLC and MVRK Farms, LLC were previously included in the consolidated income tax return of Maverick Collective, Inc. Effective with the merger into MVRK Lifestyles, Inc. the Company anticipates filing of a separate return and as such has included the net operating loss generated in 2022 in the deferred tax asset calculation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of the deductible temporary difference carryforwards. At this time, based on current facts and circumstances, management believes that is not likely that the Company will realize the benefits for its deferred tax assets, and a valuation allowance has been recorded on the same.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of December 31, 2022, the Company had no unrecognized tax benefits. There were no changes in the Company’s unrecognized tax benefits during the period from January 1, 2021 through December 31, 2022. The Company did not recognize any interest or penalties during fiscal 2022 related to unrecognized tax benefits.

NOTE 9. STOCKHOLDERS’ EQUITY (DEFICIT)

On May 2, 2023, the Company completed a reverse stock split, which resulted in a 1-for-5.07614 reverse stock decrease in the number of outstanding shares of common stock. The stock split did not have any impact on the Company’s total stockholders’ equity (deficit).

As of December 31, 2022, the number of outstanding shares of common stock was 5,675,564 and the par value of common stock remained unchanged at 0.001 per share.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

NOTE 10. SHARE SUBSCRIPTION PAYABLE

During 2022, the Company entered into stock subscription agreements under a Regulation A filing where the Company agreed to issue 1,949 shares of common stock (post reverse split) at $12.69 per share. The proceeds net of expenses were $23,168 and have been reflected in stock subscriptions payable on the accompanying consolidated balance sheet. The Company began issuing these shares in May 2023.

NOTE 11. SUBSEQUENT EVENTS

On January 31, 2023, the Company amended its loan agreement with the BH Group LLC. The note added a conversion option where beginning on the date of the consummation of “the IPO,” defined as aggregate gross proceeds to the Public Company exceeding (unless waived by the Lender) $5,000,000.00. The conversion gives the lender the option to convert the outstanding principal and interest under this Note shall be convertible (in whole or in part) into common stock of the Company or its successor, at a conversion price of the lowest per Common Stock public offering price in the IPO.

The note as extended the maturity date until March 2024, and revised the payment schedule to include a $2.1 million payment representing $219,375 of interest due on February 1, 2023, a $181,136 of interest originally due May 1, 2023, and $1,699,488 representing principal payment.

On May 4, 2023, the Company effected a one-for-5.07614 reverse split of its common stock.

On June 20, 2023, the Company amended its articles of incorporation to include a second class of Common Stock. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one (1) vole for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

The holders of the Class B Common Stock shall have following conversion rights. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; provided however, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

Item 8. Exhibits

Exhibit Number	Description
2.1	Amended and Restated Articles of Incorporation
2.2 *	Bylaws
3.1 *	Promissory Note, dated March 5, 2020, in the original principal amount of $9,750,000, made jointly and severally by MaVeRicK Collective Inc., MVRK Tobacco Manufacturing LLC, MVRK Tobacco Importers LLC, MVRK Research LLC, MVRK Farms LLC, Greener & Wilder LLC, MVRK Distribution LLC, MVRK Holdings LLC, MVRK Distro LLC, North Carolina Tobacco Manufacturing LLC, North Carolina Tobacco Importers, LLC, and 21st Century Brands Distributing LLC, to the order of BH Group, LLC
6.1 *	Manufacturing/Distribution Agreement, dated March 5, 2020, between MVRK Farms LLC and North Carolina Tobacco Manufacturing LLC.
6.2 *	Equipment Right of Use Agreement, dated March 5, 2020, between MVRK Tobacco Manufacturing LLC and North Carolina Tobacco Manufacturing LLC
6.3 *	Amended and Restated Sublease Agreement, dated March 5, 2020, by and between North Carolina Tobacco Manufacturing, LLC, and MVRK Farms LLC, Greener & Wilder LLC, and MVRK Research LLC
11.1	Consent of RBSM, LLP

*	Incorporated by reference to Form 1-A (file no. 024-11973).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAVERICK LIFESTYLE, INC.

By:	/s/ Victor Krahn
Victor Krahn,
Chief Executive Officer, President and Director

Date: July 21, 2023

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Victor Krahn	Chief Executive Officer, President, and Director	July 21, 2023
Victor Krahn	(Principal Executive Officer and Principal Financial and Accounting Officer)